Exhibit 99.1

Podcast Interview – VASC/Newsight

Jeff Kone:	Welcome everyone, this is Jeff Kone with the Wall Street Resource. Today we have Vision Sensing Acquisition Corp. and joining us is George Sobek. He’s the Chairman and CEO. Garry Stein who is a Vision Sensing Director and, also, we have Eli Assoolin who is the CEO of Newsight Imaging. Good morning gentlemen.

Garry Stein:	Good morning, Jeff.

All:	Morning.

Jeff:	Before we go into detail on the business that you are acquiring or merging with, can you talk about the NASDAQ and when it should merge and some of the details there? Garry, why don’t you take that.

Garry:	Sure, happy to Jeff. So, the Vision Sensing Acquisition Corp was established and became NASDAQ listed just under a year ago. We right from the start had set as a target to seek something in the vision something space because we felt this was a very high growth, very high potential space and type of technology. We raised we now have in the bank approximately $102 million US sitting in trust, and we were very lucky to see a wide range target but clearly in our view Newsight Imaging Limited was by far a superior acquisition target. We entered into discussions with them, came to an agreement on transaction and have been working really as a—really, really well coordinated team to move the transaction towards signing of the BCA, which has been done, filing of an F4, which is the perspective which I expect will occur within the next 4-6 weeks and then listing later this year.

Jeff:	Very good. And Newsight, how did you guys—Well first off, I’m wondering how you guys identified the company? How you came to do due diligence on it; and what attracted you to it?

Garry:	Well, I can talk a bit about the due diligence we did; but first, I think it is important to note that we had, as I said, identified and wanted to be in the space. We surveyed a wide range of companies and we were really, we were a bit surprised because we found that most of the companies in this space were very, very large and then there were a few that were just way to small, and Newsight just became very apparently very quickly as an ideal target. We then conducted a great deal of due diligence both in terms of technical due diligence, financial due diligence and legal due diligence. We had the patents reviewed. We really dug into the company in great detail and really confirmed that we were dealing with a company that had just huge growth potential and a really, really superior product.

Jeff:	Okay, so Eli, can you give us an overview of what the company does?

Eli:	Sure Jeff, hi, thank you for having me today. So, Newsight Imaging is a semi-conductor company and we focus on the CMOS image sensors which are basically a small camera on chips and then our main focus is on a machine vision CMOS image sensor and spectrum analysis. As first glance it might look like totally different verticals but actual the chip itself and the skill set that is needed is very much alike. We just serve totally different markets.

Jeff:	Okay. And then how many market or markets are you guys addressing?

Eli:	So for the machine vision, we address automotive, robotic, and the Smart City. Mainly, we are thinking about growth engine, with metaverse glasses. So basically in a nutshell, maybe in a nutshell Jeff, to explain, the difference between the two types of chips is that while in the machine vision each pixel in the chip actually measure distance and then you get the 3D image by that. When you do a spectral analysis, each pixel measure a different wavelength. So, with machine vision, as I said, with automotive, robotic, Smart City, metaverse and others. With spectral analysis, currently we decided to focus on two main area. One is water monitoring and we have joint venture or subsidiary company that we work together with the Israeli National Water Company. So, we develop a small sensor that can monitor water anytime, anywhere immediately so that’s a Watersight. And we also have Virusight, which is another company together with the Israeli Sheba Medical Centre, that do pathogen detection. So, one of the first product that we launch is the SpectroLIT and together with the SpectroLITwe can detect Covid 19 in the matter of 20 seconds and according to our clinical study an accuracy of 96.3 comparing to PCR. Everything is done on a very small like ashtray size device that can be deployed everywhere. So, I mean, that’s exactly the benefit of being a semiconductor chip company, we can eventually serve a lot of very different market but still keep focus on the semiconductor and chips.

Jeff:	Okay. Is you core technology the same core technology used throughout the different markets you are going after?

Eli:	Yeah, our core technology is basically an—We try to make very high-performance markets available for the high-volume applications, so for now, you know, getting, acquiring a 3D imaging by Lidar is considered a very high-end application. But together with our technology which is involved in hardware design, software design, , real-time design, AI machine learning, and other layers for software and hardware together with this technology, we can build or we design chips which are quite cheap related to the other solution in the market but still have high-end performance. So the core, let’s say, technology notreside only on the chip design capabilities but also on the integration and the deep understanding of the target application that we address the chip to serve.

Jeff:	So, I’m a little confused. Is your technology a Lidar technology or a different approached to that or does it enhance Lidar?

Eli:	Our technology is, basically is to build CMOS image sensors, meaning a camera on a chip. Okay, so, it starts on designing the chip itself but when we design the chip, we always look to the target application. So on the machine vision, when we design the chip, we said okay what should be the resolution, what are the hooks that can accept our eTOF™ technology. We have developed an enhanced time-of-flight, we redefine the time-of-flight technology. So, we design the hardware so we fit to the layers of the algorithms and the software and then the whole system can be very attractive to the final customer. Same we do like when we define or we design the spectral chip. We try to understand what would be the wavelength that we want to see. What sensitivity? How many bits of accuracy. So that’s basically the core technology is to look forward about the final application and to design the technology and the chip that will address it eventually. And not unlike today’s solution that you know some developer just buy off the shelf components and try to adjust them to the application. So, we do the other way around.

Jeff:	Okay, thank you, that was helpful. And how about your competitors, what’s the competitive landscape look like? Where do you guys fit in size wise and what makes you stand out?

Eli:	So, I won’t mention names here, but as Garry said the companies who deal with CMOS image sensors are really big and there is a reason for that. You need to be quite big in order to run and develop the technology and run all these Tapeouts and so on, but luckily our team is very, very experienced with chips and sensor so we did until now where all the chip first time right, so we were quite lucky. We also with this approach of talking to the customer and understand the market need and the final application need, we came with a very innovative and creative ideas that we, you know, register and still registering patents so that’s basically the direction.

Jeff:	Okay. And then what stage are you at? Do you have developed products that you are currently selling?

Eli:	Yeah, I mean that’s a little bit surprising for people to hear because we at a certain point of time we are kind of under the radar but we are a company that sells to ramp up the mass production for the two first product the NSI3000 and NSI1000, so there are a hundred thousand of devices and robot now in the market that we power them by our sensors and its just something quite unusual for a semi-conductor company in our age and size, And, yeah, I can say that happily we are selling.

Jeff:	Okay and then you touched on it a little bit but you end markets, can you give us a little more color there which end markets are you mainly in and are they growing markets?

Eli:	Sure, you know together with the SPAC and the SPAC did DD on the target market and found that the target markets can be huge. So, just to give some example, about machine vision, we serve for example the market of the AGV, the Lidar or the Lidar it can be for autonomous vehicles, not necessarily cars but it can be AGV or other and then for the Smart City for example it can be traffic monitoring, it can be in every traffic light, it can control doors, it can control smart building and of course, with the NSI9000 that we just announced, we are going one step ahead and want to serve the automotive Lidar 360 around the car. We have project with an automotive headlight maker in Austria called ZKW. They are using our camera chip for ADBsystem, means that basically you can drive with high beam of light and you are not blinding the other car driver. So this kind of application that needs a very fast and accurate camera of a very accurate and medium range 3D camera, depth camera, that’s what we serve. So, it’s not—I mean this is something not new. You hear about Lidar because there are many Lidar company but most of them are not developing the basic components, the basic camera, and we start from the chip. So that’s one thing.

About the spectral so we start with the Watersight to do our pilot program so the target customer are utility company - a company that deals with water equipment. Everybody want to know the quality of the water, every place it can in the city, it can be in a factory, it can be in a building, and also it can be in a beverage company like you want to test quality of your production line. So that’s about the spectral.

And the other spectral is a healthcare company that deals with pathogen detection, as I said. But truth is that we are surprised every day to find how a large could be the opportunity to change the world with our spectral technology. So, there are many, many other application we can address: healthcare and like every diagnosis and of course, food/beverage and even diesel and gas and I mean it’s endless. But we are now focusing on what we have now and then who knows in the future we be more open and flexible to enlarge, add more use case and more collaboration like this.

Jeff:	Are you able to name some of your customers?

Eli:	Yeah, for Watersight, we announced we signed withA2A, a large energy and water company from Italy. We signed with some American companies but I’m not sure now which of them I can say. We signed with a faucet maker from the US. Also, for if your asking about the machine vision, we have customer like SSZN from Shenzhen, China that is doing actually sensor for smart manufacturing. We have a robotic customer like Slamtecand lots of other customer that I cannot say that are in different stages of evaluating our technology and you know building new devices based on what we provide.

Jeff:	Okay, does anyone customer represent a majority of the revenue or is it pretty spread out?

Eli:	For now, because we are now moving from a small scale of sales to hopefully to a wider one, there are a few customers that are responsible to the main income and the rest are smaller customers.

Jeff:	Okay. Is this something they design in, do you get design wins or are they buying your product off of what?

Eli:	Oh it’s usually it starts with a company that specialize with a vision system so for the machine vision where the cycle is, that company get introduced to our chips and the technology; and then usually start an evaluation in which work together with them and they usually do a POC together; and then if they decide if they can go to the next stepwhich is building their own board with our chips and with our support and sometimes maybe license; and eventually they build the product and buy our chips for their product. That’s true for the machine vision. For the spectral analysis it’s a little bit different because we are selling our solution through a joint venture or through subsidiaries. So, each of the subsidiary has a product that is not only the chip, I mean we sell in the Watersight the full sensor and subscription and in Virusight we basically sell the testing, the test is currently Covid 19 but we already working on other pathogens, as well.

Jeff:	Okay, how about supply chain, are there any issues there?

Eli:	We are all away to the semiconductor crisis, so we feel it in two aspects, one, is on the line to theFAB, we are on the line to produce our chips but we get a tremendous collaboration from the FABthat we work with. And the second aspect is while you want to build the system and you depend on the other companies, the semiconductor company then you might literally delay or need to buy replacements for the company that you are using because of the worldwide crisis. But, it’s also a matter of planning. If you plan correctly, the damage is smaller.

Jeff:	But you are able to get chips at the foundry’s time, you are able to get what you need out of the foundry?

Eli:	Yes, so far so good.

Jeff:	Okay, then how about growth? What’s your growth strategy?

Eli:	Basically, currently we are active in mainly in the far east markets, but we want to expand to Europe and want to expand to the US and so, we know that the key to grow is to provide a good support to our customers. So, I wouldn’t start landing in the US without having a suitable team to support the local customers, so we want to grow in area in which we have a bold advantage, and we want to enter into the mass, volume market because then we have a really very good advantage of the pricing. Mainly, the growth will become geographically growth, we are in kind of a classical growth stage in which we increase everyday our leads, and we want to have a high conversion rate from leads to customers, and we want to provide good support to our customers. That’s mainly the plan

Jeff:	Okay and what’s the revenue model look like and your average selling price, and your gross margins?

Eli:	Well, I think I can refer to what is in the recommendation that we find, in a nutshell when we sell a sensor the ranges are from let’s say from less $10 until it can arrive to $30. If you sell it chip. If you sell a system and then—it depends on the volume, but it depends also on what is the license model but in general we are, in most cases, below $1,000 for a system in the high volume, we said that we can provide the Lidar or we can provide a way to build the Lidar under $200 in some very high volume, even under $100 Lidar, for full Lidar. And this is something that is really game changing.

And about the daughter company about the spectral so the water sensor is coming in the range between let’s say $1,000 or a little bit above and down to $700, and you can buy subscription which is a monthly subscription that allow you to get a software update and so on. About the test of the Virusight, I don’t want to refer now because we are ramping it up and all I can say is that we will be in most cases cheaper than PCR and much, much faster because it’s a 20 second check.

Jeff:	Okay, is there anything, you know, you have products that are already selling, is there any big piece that you are waiting on. Something either you have to develop or acquire?

Eli:	Well, we are a semiconductor company that do expect to become a system company, naturally we are strong, very strong, in hardware design, we are strong in software to enable us to get out the point cloudand we are looking forward to make our ability to serve a higher level of software like deep technology, deep tech and tagging, cloud based AI, we look forward to making it better.

Jeff:	What’s the biggest gating factor inhibiting further growth?

Eli:	The gating factor in some cases is when you sell chips to certain industries like automotive, like other, and when you sell systems to healthcare or to other areas, the main thing that may holdyou is the regulations and, you know, getting the approvals. For the automotive, high growth and some kind of healthcare thing but we made some move there and for example, newsight ISO13485 that enable it to develop medical devices, SpectraLIT actually.

Jeff:	Are the markets mature enough that you are addressing or do you have to wait for them to catch up?

Garry:	Maybe I could suggest, we have taken a lot of time looking at the markets, maybe George could give you some insight into the size of the markets and what’s going on there.

Jeff:	Sure.

Garry:	Since we have been looking at that as part of our analysis of Newsight, George?

George:	Yeah, that’s a good idea Garry, thank you. Just to add to Jeff’s previous question, I think this is relevant to the size of the market and to what Eli was saying. One of the—There are multiple reasons why we entered into the business combination agreement with Newsight. They are a fantastic company with a very focused and strong board and amazing technology. But the market, to Mr. Garry’s point, the markets which they are directing collectively in the next 5 years are going to be in the region of more than $2 trillion up from around a few $100 billion today. So, these markets collectively are growing at an annual rate of about 26% and to add to that Newsight, although they’ve been incorporated in developing their technology for 6 years, are still at a pretty early stage in terms of their actual growth. And their ability to research and develop new chips quickly and extremely flexible chips which can be used in a whole wide array of applications as Eli points out, the metaverse, IOT, automotive, robotic, AR, VR and so on, all kinds of vision sensing applications and that’s just the ones that which they are addressing already to some degree or are starting to research and address and they’re the ones we looked at when looking at the size of the market which they are able to address now and that’s not including what they’ll continue to move on to in the future. So, the market they are looking to address is large and it’s only going to get much, much bigger. They are relatively, early-stage company which are mature in some experiences of the boards they have. Their technology is fantastic but they are really at the tip of the iceberg in terms of the R&D that they have done. The new chip which they put out, the NSI9000, is fantastic, it’s getting great reviews and has some really great names in industry testing it and looking at that and getting very positive feedback so far. So we are very excited about the whole sector growing and particular Newsight growing. Some great forecast.

Jeff:	Great.

George:	As I said, I think their growth rate is going to be absolutely incredible.

Jeff:	Very good. So, in terms of upcoming events, I guess you have a vote in the fourth quarter and the consummation of the merger, is that correct? And any other milestones or catalysts that we should watch for?

Garry:	George, can you answer that?

George:	Yeah, I can. In terms of Vision Sensing Acquisition Corp., the stock itself, that’s correct, the milestones we having coming up for us are filing our F4 with the SEC and then they’ll be a shareholder vote to approve the combination and at that stage shareholders also able to elect to redeem shares in the stock and receive a ton of proceeds or not. Obviously, we hope that doesn’t happen and Newsight has a decent amount of capital to continue their fantastic and their strong R&D and growth trajectory. Once that shareholder vote happens, it will probably be another—it takes roughly about a month of that for all final legals to be completed and for the de-SPAC and at that point Newsight will be-all going well, Newsight will be an asset listed tech company.

Jeff:	Okay, so do you want to leave us with any main takeaway why people should look at the company?

Garry:	Well maybe I can answer that. We think this is a fantastic opportunity because we are in a huge growth market. We are acquiring a company that has superior products. Both have contributed their technical capability in terms of their flexibility and in terms of the price points which are well below competitors and we’ve had all of that confirmed for us in independent due diligence. So a great opportunity, great management and then the other thing that we haven’t talked about is the group of us have put together on a go-forward basis a fantastic board of directors which consist of some very, very senior executives from the tech industry, from finance. We’ve got former Vice-Chairman of the US Joint Chiefs of Staff. We have one of the top 100 women in Fintech who happens to be the Vice Chairman of Hong Kong Stock Exchange Listing Committee. We’ve got a Senior Executive from 149-year-old New York Stock Exchange listed manufacturing company. We’ve got a Senior Financial Executive so we’re going to have all these great opportunities with good governance and good guidance on top of it.

Jeff:	Okay, thank you so much for your time and for sharing the story.

Garry, George, Eli: Thank you Jeff.